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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                  Rule 13d-2(b)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULES 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(b)

                               (Amendment No. 2)*


                                AMAZON.COM, INC.
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                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    023135106
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                      (CUSIP Number of Class of Securities)

                                December 31, 1999
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             (Date of Event Which Requires Filing of This Statement)

                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------                                           -----------------
CUSIP NO.  023135106                SCHEDULE 13G               Page 2 of 6 Pages
--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Jeffrey P. Bezos
--------- ----------------------------------------------------------------------

2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
          Not applicable                                         (b)  [ ]
--------- ----------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
                    5      SOLE VOTING POWER

                           117,516,000(1)
NUMBER OF           ------ -----------------------------------------------------
SHARES              6      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                   8,337(1)
EACH                ------ -----------------------------------------------------
REPORTING           7      SOLE DISPOSITIVE POWER
PERSON
WITH                       117,516,000(1)
                    ------ -----------------------------------------------------
                    8      SHARED DISPOSITIVE POWER

                           8,337(1)
--------- ----------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          117,524,337(1)
--------- ----------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
          [ ]
--------- ----------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          34.1%
--------- ----------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

        (1) Number of shares is adjusted to reflect each of the 3:1 and 2:1 splits of Amazon.com, Inc. Common Stock effected on January 4, and September 9, 1999, respectively.

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ITEM 1(a). NAME OF ISSUER.

        This Schedule 13G relates to Amazon.com, Inc., a Delaware corporation (the "Company").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The Company's principal executive offices are located at 1200 12th Avenue South, Suite 1200, Seattle, WA 98144.

ITEM 2(a). NAME OF PERSON FILING.

        This Schedule 13G relates to Jeffrey P. Bezos.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE.

        The business address of the reporting person is 1200 12th Avenue South, Suite 1200, Seattle, WA 98144.

ITEM 2(c). CITIZENSHIP.

        Mr. Bezos is a United States citizen.

ITEM 2(d). TITLE OF CLASS OF SECURITIES.

        This Schedule 13G relates to the Company's common stock, par value $.01 per share (the "Common Stock").

ITEM 2(e). CUSIP NUMBER.

        The CUSIP Number for the Company's Common Stock is 023135106.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)[ ] Broker or dealer registered under Section 15 of the Exchange Act;

    (b)[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

    (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Exchange
           Act;

    (d)[ ] Investment Company registered under Section 8 of the Investment Company Act;



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    (e)[ ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
    (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
    (g)[ ] A Parent Holding Company or control person, in accordance with Rule 13d-1(b)(ii)(G);
    (h)[ ] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act;
    (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
    (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.    OWNERSHIP.

        The following describes the ownership of Common Stock by Mr. Bezos as of December 31, 1999:

    (a)    Amount beneficially owned: 117,524,337(1)

    (b)    Percent of class: 34.1%

    (c)    Number of shares as to which such person has:

                (i)     Sole power to vote or direct the vote: 117,516,000(1)

                (ii)    Shared power to vote or to direct the vote: 8,337(1),(2)

                (iii)   Sole power to dispose or to direct the disposition of:
                        117,516,000(1)

                (iv)    Shared power to dispose or to direct the disposition of:
                        8,337(1),(2)

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: [ ]

---------------------
        (1) Number of shares is adjusted to reflect each of the 3:1 and 2:1 splits of Amazon.com, Inc. Common Stock effected on January 4, and September 9, 1999, respectively.

        (2) These shares are held with Mr. Bezos' wife in a joint brokerage account.

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ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

   Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

   Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

   Not applicable.

ITEM 10.CERTIFICATION.

   Not applicable.



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                                   SIGNATURE

        After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: February 9, 2000

                                            /s/ JEFFREY P. BEZOS
                                            -------------------------------
                                            Jeffrey P. Bezos



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